Filed Pursuant to Rule 433
Registration Statement No. 333-133966
Dated September 4, 2007
Commonwealth Edison Company
$425,000,000 FIRST MORTGAGE 6.15% BONDS, SERIES 106, DUE SEPTEMBER 15, 2017
FINAL TERMS AND CONDITIONS

Issuer:	Commonwealth Edison Company

Ratings:	Baa2 (Stable) (Moody’s)
BBB- (Positive) (S&P)
BBB (Stable) (Fitch)

Principal Amount:	$425,000,000

Title of Securities:	First Mortgage 6.15% Bonds, Series 106, due 2017

Legal Format:	SEC-Registered (Registration No. 333-133966)

Settlement Date:	September 10, 2007

Maturity Date:	September 15, 2017

Issue Price:	99.718% of principal amount, plus accrued interest, if any, from September 10, 2007

Coupon:	6.15%

Benchmark Treasury:	4.750% due August 2017

Spread to Benchmark:	163 basis points (1.63%)

Treasury Yield:	4.558%

Reoffer Yield:	6.188%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2008

Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury rate plus 25 basis points

CUSIP:	202795 HS2

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Co-Managers:	ABN AMRO Incorporated
Dresdner Kleinwort Securities LLC
Loop Capital Markets, LLC
Popular Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Credit Suisse Securities (USA) LLC by calling 1-800-221-1037, Morgan Stanley & Co. Incorporated by calling 1-866-718-1649, or Wachovia Capital Markets, LLC by calling 1-866-289-1262.